August 6, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to SEC Comments
Amendment No. 8 to Offering Statement on Form 1-A
Filed July 2, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 8 to its Offering Statement on Form 1-A on August 6, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The comments from Amendment 7 and the Bear Village responses with locations within the filing document are presented below:

Amendment No. 7 to Offering Statement on Form 1-A filed July 2, 2021

General

1.	We note the revised disclosure that business has been suspended as you await the outcome of the Form 1-A. Please revise Risk Factors and the description of your properties beginning on page 24 to clarify your planned operations assuming you raise "the minimum" and you are unable to raise the significant amounts necessary from "short term financing," "financing from condominiums," and "financing from traditional construction financing." What is the basis for assuming a company with no operations will be able to obtain over $90 million of such financing? Which property would you focus on if you raise only an amount sufficient for one property? What will you do if you are unable to raise an amount sufficient for one property? We refer you to comment 3 from our letter dated June 11, 2021. Please also clarify what you mean by “minimum” given the disclosure on the cover page that there is no minimum.

Response:

Bear Village has placed a minimum raise amount of $1,000,000 which matches the minimum column on the Use of Proceeds table on page 16. We have also modified the risk factors to address the minimum raise amount along with explanations of the balance between schedule, the total amount of the raise from this offering and the amount of traditional construction financing to be obtained. These modifications can be found on Page 4, 10, 14, 16 (footnote), and 24.

With respect to the $90 million of construction financing, we could not find that reference. As explained in the modifications, at the minimum raise amount Bear Village would proceed with the Tennessee project first, focusing on the sale of condominiums first which will provide part of the working capital for the remainder of the project which is supplemented by traditional construction financing. Under the minimum raise the traditional construction financing necessary will be $28,328,000. These funds will be drawn on based on construction milestones.

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Interest of Management and Others in Certain Transactions, page 50

2.	Please revise to provide the disclosure responsive to Item 13 of Form 1-A in this section instead of referring the reader to risk factors. In this regard, and as a non-exclusive example, we note the risk factors do not address the convertible note with Matthew White. Please also revise Item 6 of Part I to address the unregistered sales of securities.

Response:

The “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” was modified to reflect the current state of certain agreements.

At the current time there is no Management Services Agreement or any individual Employment Agreements at this time. Any Employment Agreements will be market competitive.

With respect to the convertible notes we added a clarification specific to the note held by Matthew White, who is not an officer or a director. He is the father of two of the officers.

We also added an explanation to the section concerning the convertible note. At this time there has been no notice of conversions or issuance of stock. The conversion of the notes will result in the issuance of 80,000 shares which is less that 0.3% of the shares issued under a full subscription so we are of the opinion these shares do not represent the opportunity to disrupt the market.

Statement of Operations, page F-3

3.	We note that you have not recorded any operating activity for the period ended March 31, 2021. Please tell us how expense related to leased office space and accrued interest on notes payable referenced on page F-7 have been recorded in your financial statements for all periods presented.

Response:

We have updated the financials to reflect the accrued interest on notes payable. There have been no other major material expenses during the review period that would affect the financial statements. The lease on the office space only becomes payable once this offering is effective.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters.

Sincerely, /s/ Donald Keer

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